Exhibit (h)(xlv)

FORM OF EXPENSE Limitation/reimbursement AGREEMENT

This Agreement is entered into as of the [•], by and between Gryphon International Investment Corporation (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf the Gryphon International Equity Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, fees and expenses attributable to a distribution or service plan adopted by the Trust, interest, extraordinary items, “Acquired Fund Fees and Expenses” (as defined in Form N-1A), and brokerage commissions, do not exceed the levels described below; and,

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that from the commencement of operations of the Fund through [•], it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, (excluding taxes, fees and expenses attributable to a distribution or service plan adopted by the Trust, interest, extraordinary items, “Acquired Fund Fees and Expenses,” and brokerage commissions) do not exceed (on an annual basis) 1.05%, as a percentage of the Fund’s average daily net assets.

Fee Recovery. The Adviser is entitled to recover, subject to approval by the Board of Trustees, such amounts reduced or reimbursed for a period of up to three (3) years from the date on which the Adviser reduced its compensation and/or assumed expenses for the Fund. The Adviser is permitted to seek reimbursement from the Fund, for fees it waived and Fund expenses it paid to the extent the total annual fund expenses do not exceed the limits described above or any lesser limits in effect at the time of the reimbursement. No reimbursement will occur unless the Fund’s expenses are below the Expense Limitation.

Term. This Agreement shall terminate on [•], or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

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Effective as of the date first set forth above.

Gryphon International Investment Corporation

By:
Name:	[ ]
Title:	[ ]

FundVantage Trust, on behalf of Gryphon International Equity Fund

By:
Name:	Joel L. Weiss
Title:	President